July 29, 2010

Mark C. Shannon
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Dear Mr. Shannon:

Re:	Canadian Natural Resources Limited Form 40-F for the Fiscal Year Ended December 31, 2009 Filed April 1, 2010 File No. 333-12138

Your letter of July 16, 2010 addressed to Mr. Steve Laut, President, has been referred to the undersigned for a response.

Canadian Natural Resources Limited acknowledges that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your comments and our responses are set out below.

Form 40-F for the Fiscal Year Ended December 31, 2009
Description of the Business, page 18
B. Crude Oil, NGLs, and Natural Gas Reserves, page 36

1.
We note your disclosure that “The Company has been granted an exemption from certain provisions of National Instrument 51-101 – “Standards of Disclosure for Oil and Gas Activities” (“NI 51-101”), which prescribes the standards for the preparation and disclosure of reserves and related information for companies listed in Canada. This exemption allows the Company to substitute SEC requirements under Regulations S-K and S-X for certain disclosures required under NI 51-101.” Based on this disclosure, please clarify for us which of the disclosure requirements in Items 1202 through 1208 of Regulation S-K you have substituted for your NI 51-101 disclosure requirements.

The following lists the Items and paragraphs from Regulation S-K that were substituted for the NI 51-101 disclosure requirements.

(Item 1202)  Disclosure of reserves

Paragraph (a)(2)

NI 51-101 (Part 5.2) and Form 51-101F1 (Part 2, Item 2.1) requires (1) proved developed reserves reported as proved developed producing and proved developed non-producing, and (2) proved reserves and probable reserves be combined and reported as proved and probable reserves.

Paragraph (b)(1)
NI 51-101 (Part 5.2) and Form 51-101F1 (Part 2, Items 2.1, 2.2) requires proved reserves and probable reserves be combined and reported as proved and probable reserves.

(Item 1203)  Proved undeveloped reserves

Paragraph (b)
NI 51-101 (Part 5.2) and Form 51-101F1 (Part 5, Item 5.1) does not require disclosure of proved undeveloped reserves converted into proved developed reserves.

Paragraph (c)

NI 51-101 (Part 5.2) and Form 51-101F1 (Part 5, Item 5.1) does not require discussion of investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves.

Paragraph (d)
NI 51-101 (Part 5.2) and Form 51-101F1 (Part 5, Item 5.1) requires explanation of the reasons for not planning to develop particular proved undeveloped reserves during the following two years.

(Item 1204) Oil and gas production, production prices and production costs

Paragraphs (a) and (b)(1)(2)
NI 51-101 (Part 5.2) and Form 51-101F1 (Part 6, Item 6.9) requires oil and gas production, production prices and production costs for only the most recent financial year.

(Item 1205) Drilling and other exploratory and development activities

Paragraphs (a)(1)(2)
NI 51-101 (Part 5.2) and Form 51-101F1 (Part 6, Item 6.7) requires exploration and development activities for only the most recent financial year.

(Item 1208) Oil and gas properties, wells, operations, and acreage

Paragraph (a)
NI 51-101 (Part 5.2) and Form 51-101F1 (Part 6, Item 6.1) requires total gross and net producing wells and non-producing wells by location (province, state, country).

Paragraph (c)(4)

NI 51-101 (Part 5.2) and Form 51-101F1 (Part 6, Item 6.2) requires total gross and net undeveloped acreage only.  Undeveloped acreage is defined as unproved properties where there are no reserves assigned (CSA Staff Notice 51-324, Glossary to NI51-101 Standards of Disclosure for Oil and Gas Activities, “unproved properties”).

Independent Auditor’s Report, page 3

2.	Please have your auditor identify the city and State where they issued their report, as required by item 2-02(a)(3) of Regulation S-X.

The auditors’ report was issued in Calgary, Alberta, Canada. This information will be included in the auditors’ report included in our Form 40-F in future filings.

Note 17. Differences Between Canadian and United States Generally Accepted Accounting Principles, page 33

3.
We are unable to locate a cash flow statement prepared under US GAAP, or a quantified description of the material differences between cash reported in the primary financial statements and cash flows that would be reported in a statement of cash flows prepared in accordance with accounting principles generally accepted in the United States. Please tell us how you considered the cash flow reconciliation requirement of Item 17 (c)(2)(iii) of Form 20-F.

We have considered the cash flow reconciliation requirement of Item 17 (c)(2)(iii) of Form 20-F. The Canadian GAAP statement of cash flows included in our Form 40-F was substantially in the form and content of a statement of cash flows that would have been prepared in accordance with US GAAP. The only differences would have related to those income statement reconciling items included in our reconciliation of net income to US GAAP in note 17 to our consolidated financial statements. These reconciling items would not have resulted in a material difference to cash flows as reported under Canadian GAAP. Accordingly, we did not include a separate US GAAP statement of cash flows or a quantified description of material differences in cash flows under US GAAP.

4.
We note your response letter dated August 14, 2007 in which you indicated that once production commenced at your Horizon Oil Sands project, overburden removal will be expensed for U.S. GAAP purposes in accordance with EITF 04-6. In your current Form 40-F, we note your disclosure on page 10 of your financial statements that the capitalization of all development costs for Phase 1 of the Horizon project ceased during 2009 and that overburden removal costs incurred during production stage of the Horizon project are included in the cost of inventory, unless the overburden removal activity has resulted in a betterment of the mineral property, in which case the costs are capitalized to property, plant and equipment. Please tell us the following:

●	Confirm that the only phase of the Horizon project in production at December 31, 2009 was Phase 1;
●	Quantify the overburden costs incurred during the production stage of Phase 1 that were expensed (or recorded in inventory) during fiscal 2009 and capitalized at December 31, 2009 under Canadian GAAP;
●	Clarify how you considered whether or not a U.S. GAAP to Canadian GAAP difference resulted from your accounting for overburden costs in fiscal 2009; and
●	Tell us how you intend to account for overburden removal costs under U.S. GAAP in fiscal 2010 for phases that are in the development stage and production stage, respectively.

To the extent other phases of the Horizon project were in production at December 31, 2009, expand your response as appropriate.

We have considered your comments with respect to overburden removal costs and provide the following information with respect to your specific comments:

●	We confirm that only Phase 1 of the Horizon Project was in production at December 31, 2009.
●
Capitalization of Phase 1 overburden removal costs ceased once the construction was completed. All subsequent overburden removal costs incurred in 2009 during the production stage were included in production expense or in product inventory. No amounts were capitalized to Property, Plant & Equipment (“PP&E”) under Canadian GAAP as a betterment. During the production stage of Phase 1 in 2009, $76 million of overburden removal costs were included in production expenses in the statement of earnings and $8 million of overburden removal costs remained in product inventory at December 31, 2009. We did not incur any overburden removal costs related to the development of other Horizon Phases during 2009.

●
As described above, after completion of Phase 1 construction, all subsequent overburden removal costs incurred in 2009 were included in production expense or in product inventory. Since no portion of the overburden removal costs incurred during the production stage of Phase 1 were capitalized to PP&E as a betterment, we concluded that there was no difference between U.S. GAAP and Canadian GAAP related to our accounting for overburden removal costs.
●
In 2010, we will continue to expense all overburden removal costs incurred related to production from Phase 1 of the Horizon project except as included in product inventory at the end of a reporting period in accordance with Canadian and U.S. GAAP. We do not anticipate capitalizing any overburden removal costs on expansion phases for Horizon during 2010. As a result, we believe that there will be no Canadian GAAP/U.S. GAAP differences related to the treatment of overburden removal costs in 2010.

Yours truly,

/s/ Douglas A. Proll
Douglas A. Proll
Chief Financial Officer and
Senior Vice-President, Finance
Telephone (403) 517-7329
Fax (403) 517-7370

cc:  PricewaterhouseCoopers LLP, Calgary, AB